Exhibit 99.1

Nexa Resources S.A.

Condensed consolidated
interim financial statements
at and for the three and nine-month periods ended September 30, 2019

Nexa Resources S.A.

Condensed consolidated interim income statement

Periods ended September 30

All amounts in thousands of US dollars, unless otherwise stated

		Three-month period ended		Nine-month period ended
	Note	2019	2018	2019	2018
Net revenues	5	563,422	595,083	1,746,537	1,907,788
Cost of sales	6	(503,458)	(488,055)	(1,469,525)	(1,447,331)
Gross profit		59,964	107,028	277,012	460,457

Operating expenses
Selling, general and administrative	6	(57,206)	(36,613)	(140,353)	(123,773)
Mineral exploration and project development	7	(31,990)	(33,145)	(80,374)	(79,938)
Impairment loss	22	(142,133)	—	(142,133)	—
Other income and expenses, net	8	(6,507)	15,954	(20,120)	12,397
		(237,836)	(53,804)	(382,980)	(191,314)
Operating income (loss)		(177,872)	53,224	(105,968)	269,143

Net financial results	9
Financial income		6,600	7,202	24,394	26,523
Financial expenses		(30,806)	(29,408)	(95,553)	(90,850)
Foreign exchange loss, net		(32,911)	(22,130)	(27,186)	(161,393)
		(57,117)	(44,336)	(98,345)	(225,720)

Income (loss) before income tax		(234,989)	8,888	(204,313)	43,423

Income tax	10
Current		(9,862)	(4,555)	(36,492)	(56,678)
Deferred		73,585	2,582	84,538	47,598
Net income (loss) for the period		(171,266)	6,915	(156,267)	34,343
Attributable to NEXA’s shareholders		(150,237)	7,359	(143,851)	22,007
Attributable to non-controlling interests		(21,029)	(444)	(12,416)	12,336
Net income (loss) for the period		(171,266)	6,915	(156,267)	34,343
Weighted average number of outstanding shares — in thousand		132,439	133,320	132,684	133,320
Basic and diluted earnings (loss) per share — USD		(1.13)	0.06	(1.08)	0.17

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of comprehensive income

Periods ended September 30

All amounts in thousands of US dollars, unless otherwise stated

	Three-month period ended		Nine-month period ended
	2019	2018	2019	2018
Net income (loss) for the period	(171,266)	6,915	(156,267)	34,343

Other comprehensive income (loss), net of taxes, items that can be reclassified to the income statement
Cash flow hedge accounting	(2,350)	1,428	1,085	1,058
Translation adjustment of foreign subsidiaries	(53,678)	11,752	(51,138)	(21,274)
	(56,028)	13,180	(50,053)	(20,216)

Total comprehensive income (loss) for the period	(227,294)	20,095	(206,320)	14,127
Attributable to NEXA’s shareholders	(201,773)	20,276	(194,062)	13,063
Attributable to non-controlling interests	(25,521)	(181)	(12,258)	1,064
Total comprehensive income (loss) for the period	(227,294)	20,095	(206,320)	14,127

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim balance sheet

All amounts in thousands of US dollars, unless otherwise stated

	Note	September 30, 2019	December 31, 2018
Assets
Current assets
Cash and cash equivalents	11	786,730	1,032,938
Financial investments		70,507	91,878
Derivative financial instruments	12	8,039	7,385
Trade accounts receivable		154,675	173,204
Inventory	13	293,021	269,705
Other assets	14	176,729	122,857
		1,489,701	1,697,967
Non-current assets
Financial investments		337	355
Derivative financial instruments	12	1,052	3,820
Deferred income taxes	10	251,246	201,154
Other assets	14	131,761	121,198
Property, plant and equipment	15	1,950,945	1,968,451
Intangible assets	16	1,557,743	1,742,461
Right-of-use assets	17	32,268	—
		3,925,352	4,037,439

Total assets		5,415,053	5,735,406

Liabilities and shareholders’ equity
Current liabilities
Loans and financing	18	39,428	32,513
Lease liabilities	17	17,119	—
Derivative financial instruments	12	14,517	8,662
Trade payables		346,224	387,225
Confirming payable		78,849	70,411
Dividends payable		3,321	663
Asset retirement and environmental obligations	19	19,114	20,357
Contractual liabilities		25,885	31,992
Other liabilities		125,944	100,027
		670,401	651,850
Non-current liabilities
Loans and financing	18	1,380,180	1,392,354
Lease liabilities	17	19,960	—
Derivative financial instruments	12	1,765	5,560
Asset retirement and environmental obligations	19	233,609	249,925
Provisions	20	26,314	30,641
Deferred income taxes	10	286,425	298,598
Contractual liabilities		161,058	167,645
Other liabilities		31,503	37,032
		2,140,814	2,181,755

Total liabilities		2,811,215	2,833,605

Shareholders’ equity
Attributable to NEXA’s shareholders		2,198,388	2,476,593
Attributable to non-controlling interests		405,450	425,208
		2,603,838	2,901,801

Total liabilities and shareholders’ equity		5,415,053	5,735,406

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of cash flows

Periods ended September 30

All amounts in thousands of US dollars

		Three-month period ended		Nine-month period ended
	Note	2019	2018	2019	2018
Cash flows from operating activities
Income (loss) before income tax		(234,989)	8,888	(204,313)	43,423
Impairment loss		142,133		142,133
Depreciation and amortization	15, 16 and 17	93,498	66,596	247,922	205,195
Interest and foreign exchange effect		35,610	68,823	77,247	167,024
Loss (gain) on sale of property, plant and equipment and intangible assets	8	(1,590)	182	(608)	8,909
Gain on sale of investment		—	—	—	(348)
Changes in provisions		(1,203)	987	11,377	(9,347)
Changes in operating assets and liabilities	11 (b)	87,644	2,921	(86,271)	(53,303)
Interest paid on loans and financing	18	(10,465)	(9,536)	(47,029)	(47,123)
Interest paid on lease liabilities	17	(328)	—	(687)	—
Income taxes paid		(5,238)	(18,217)	(39,563)	(91,326)
Net cash provided by operating activities		105,072	120,644	100,208	223,104

Cash flows from investing activities
Acquisitions of property, plant and equipment	15	(104,349)	(71,240)	(263,958)	(162,702)
Net (purchases) sales of financial investments		42,015	17,173	35,975	109,950
Proceeds from the sale of property, plant and equipment		4,326	231	5,135	1,268
Net cash (used in) investing activities		(58,008)	(53,836)	(222,848)	(51,484)

Cash flows from financing activities
New loans and financing	18 (c)	—	9,145	13,369	275,452
Payments of loans and financing	18 (c)	(7,703)	(16,669)	(15,019)	(287,843)
Payments of lease liabilities	17 (b)	(3,516)	—	(11,849)	—
Dividends paid		(2,460)	—	(104,876)	—
Reimbursement of share premium		—	—	—	(80,000)
Repurchase of the Company’s own shares		—	—	(8,103)	—
Net cash (used in) financing activities		(13,679)	(7,524)	(126,478)	(92,391)

Foreign exchange effect on cash and cash equivalents		2,332	5,672	2,910	(175)

Increase (decrease) in cash and cash equivalents		35,717	64,956	(246,208)	79,054
Cash and cash equivalents at the beginning of the period		751,013	1,033,135	1,032,938	1,019,037
Cash and cash equivalents at the end of the period		786,730	1,098,091	786,730	1,098,091

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

At and for nine-month period ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	Note	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At January 1, 2018		133,320	—	1,123,755	1,318,728	(13,430)	(77,356)	2,485,017	422,068	2,907,085
Net income for the period		—	—	—	—	22,007	—	22,007	12,336	34,343
Other comprehensive loss for the period		—	—	—	—	—	(8,944)	(8,944)	(11,272)	(20,216)
Total comprehensive income (loss) for the period		—	—	—	—	22,007	(8,944)	13,063	1,064	14,127
Decrease in non-controlling interests		—	—	—	—	—	—	—	(2,757)	(2,757)
Reimbursement of share premium - USD 0.60 per share		—	—	(80,000)	—	—	—	(80,000)	—	(80,000)
Total contributions by and distributions to shareholders		—	—	(80,000)	—	—	—	(80,000)	(2,757)	(82,757)
At September 30, 2018		133,320	—	1,043,755	1,318,728	8,577	(86,300)	2,418,080	420,375	2,838,455

At January 1, 2019		133,320	(1,352)	1,043,755	1,318,728	61,430	(79,288)	2,476,593	425,208	2,901,801
Impact of the adoption of IFRS 16	4 (a)	—	—	—	—	71	—	71	—	71
Impact of the adoption of IFRIC 23	4 (b)	—	—	—	—	(4,023)	—	(4,023)	—	(4,023)
At January 1, 2019 after impacts of the adoption of new standards		133,320	(1,352)	1,043,755	1,318,728	57,478	(79,288)	2,472,641	425,208	2,897,849
Net loss for the period		—	—	—	—	(143,851)	—	(143,851)	(12,416)	(156,267)
Other comprehensive loss for the period		—	—	—	—	—	(50,211)	(50,211)	158	(50,053)
Total comprehensive loss for the period		—	—	—	—	(143,851)	(50,211)	(194,062)	(12,258)	(206,320)
Capital increase from non-controlling interest	1 (a)	—	—	—	—	—	—	—	27,946	27,946
Repurchase of the Company’s own shares	1 (c)	—	(8,103)	—	—	—	—	(8,103)	—	(8,103)
Dividends distribution to NEXA’s shareholders - USD 0.53 per share	1 (d)	—	—	—	—	(69,832)	—	(69,832)	—	(69,832)
Dividends distribution to non-controlling interests and to NEXA PERU’s investment shares	1 (d)	—	—	—	(2,256)	—	—	(2,256)	(35,446)	(37,702)
Total contributions by and distributions to shareholders		—	(8,103)	—	(2,256)	(69,832)	—	(80,191)	(7,500)	(87,691)
At September 30, 2019		133,320	(9,455)	1,043,755	1,316,472	(156,205)	(129,499)	2,198,388	405,450	2,603,838

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Condensed consolidated interim statement of changes in shareholders’ equity

At and for three-month period ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	Capital	Treasury shares	Share premium	Additional paid in capital	Retained earnings (cumulative deficit)	Accumulated other comprehensive loss	Total	Non- controlling interests	Total shareholders’ equity
At June 30, 2018	133,320	—	1,043,755	1,318,728	1,217	(99,216)	2,397,804	420,556	2,818,360
Net income (loss) for the period	—	—	—	—	7,359	—	7,359	(444)	6,915
Other comprehensive income for the period	—	—	—	—	—	12,917	12,917	263	13,180
Total comprehensive income (loss) for the period	—	—	—	—	7,359	12,917	20,276	(181)	20,095

At September 30, 2018	133,320	—	1,043,755	1,318,728	8,576	(86,299)	2,418,080	420,375	2,838,455

At June 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(5,968)	(77,963)	2,400,161	425,189	2,825,350
Net loss for the period	—	—	—	—	(150,237)	—	(150,237)	(21,029)	(171,266)
Other comprehensive loss for the period	—	—	—	—	—	(51,536)	(51,536)	(4,492)	(56,028)
Total comprehensive loss for the period	—	—	—	—	(150,237)	(51,536)	(201,773)	(25,521)	(227,294)
Capital increase from non-controlling interest	—	—	—	—	—	—	—	5,782	5,782
Total contributions by and distributions to shareholders	—	—	—	—	—	—	—	5,782	5,782
At September 30, 2019	133,320	(9,455)	1,043,755	1,316,472	(156,205)	(129,499)	2,198,388	405,450	2,603,838

The accompanying notes are an integral part of these condensed consolidated interim financial statements

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

1                              General information

Nexa Resources S.A. (“NEXA”) was incorporated on February 26, 2014 under the laws of Luxembourg as a public limited liability company (société anonyme). Its shares are publicly traded on the New York Stock Exchange (“NYSE”) and the Toronto Stock Exchange (“TSX”). The Company’s registered office is located at 37A, Avenue J. F. Kennedy in the city of Luxembourg in the Grand Duchy of Luxembourg.

NEXA and its subsidiaries (the “Company”) own and operate three polymetallic mines in Peru, two polymetallic mines in Brazil and is also constructing a polymetallic mine in Brazil. The Company operations are large-scale, mechanized underground and open pit mines. The Company also owns a zinc smelter in Peru and two zinc smelters in Brazil.

The Company’s majority shareholder is Votorantim S.A. (“VSA”), which holds 64.25% of its equity. VSA is a Brazilian privately-owned industrial conglomerate that holds ownership interests in metal, steel, cement and energy companies, among others.

Principal transactions for the three and nine-month periods ended September 30, 2019

(a)                      Karmin acquisition agreement

On August 26, 2019 the Company entered into a definitive arrangement with, among others, Karmin Exploration Inc. (“Karmin”), in which the Company agreed to acquire Karmin for an aggregate acquisition price of USD 70,000. Karmin indirectly held the remaining 30.0% interest of Mineração Dardanelos Ltda.(“Dardanelos”), owner of the Aripuanã project.

The acquisition price contemplates (i) the acquisition of 89,945,479 common shares, representing 100% of the issued and outstanding common shares of Karmin, for an aggregate consideration of USD 69,300 paid at closing date to the shareholders of Karmin and (ii) a USD 700 loan from the Company to Karmin for general corporate purposes.

Pursuant to the arrangement, certain assets and liabilities of Karmin unrelated to Aripuanã project, were spun-off to a new private entity, which shares were distributed to Karmin’s original shareholders. The Company will not be involved in the management or operations of the new entity. After the conclusion of the spin-off, the Aripuanã project is the only significant asset of Karmin.

On October 16, 2019, the transaction was approved by Karmin’s shareholders and it was closed on October 30, 2019, when the articles of arrangement were filed and the aggregate consideration was paid. The transaction will be accounted for as a transaction with non-controlling interests, as the Company controls Dardanelos. Any difference between the transaction’s aggregated acquisition price and the non-controlling interest will be recognized in equity attributable to the NEXA’s shareholders.

(b)                      Aripuanã project developments

During the nine-month period ended September 30, 2019, Dardanelos’ equity was increased by USD 93,885. The Company fully subscribed for its portion of the equity increase in the amount of USD 64,455. As of September 30, 2019, the Company had registered a receivable of USD 27,946 related to a commitment made by Mineração Rio Aripuanã Ltda. to subscribe for its portion of the equity increase of Dardanelos. As part of the Karmin acquisition agreement this receivable will be derecognized against the non-controlling interest at the transaction effective date.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

Construction works continue to advance and 66% of the total project capital expenditures has been committed and 18% of physical progress was achieved at September 30, 2019.

(c)                       Share buyback program

At September 30, 2019, the Company has repurchased its own shares in the total amount of USD 8,103, corresponding to 881,922 shares. These shares are being held in treasury and have not been cancelled. The repurchases are part of the Company’s USD 30,000 shares buyback program initiated in 2018.

(d)                      Dividend distribution

On February 15, 2019, the Board of Directors approved a dividend distribution to the Company’s shareholders of record on March 14, 2019 in the amount of USD 0.53 cents per common share, for a total amount of USD 69,832. Dividends were paid in cash on March 28, 2019.

The Company’s subsidiary, NEXA PERU, also declared dividends in the three-month period ended March 31, 2019 in the amount of USD 200,001, including USD 32,880 to non-controlling interests and USD 2,256 to holders of investments shares (acciones de inversión). These shares give the holders the right to receive dividends but are not entitled to voting rights or the residual value of NEXA PERU’s equity.

(e)                       Interest rate swap

On January 2019, the Company entered into a ten-year interest rate swap in the notional amount of USD 58,233 (equivalent to BRL 226,880) to change the Brazilian inflation component (“IPC-A”) of financing arrangements with BNDES to 53.04% of the Brazilian interbank rate (“CDI”). In accordance with the Company’s accounting policy, the fair value adjustment of this derivative financial instrument is accounted for in “Net financial results”.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

2                              Segment results

The presentation of segment results and reconciliation to income before income tax in the condensed consolidated interim income statement is as follows:

	Three-month period ended
	September 30, 2019
			Intersegment
	Mining	Smelting	sales	Adjustments	Consolidated
Net revenues	248,223	442,161	(124,477)	(2,485)	563,422
Cost of sales	(220,373)	(414,712)	124,477	7,150	(503,458)
Gross profit	27,850	27,449	—	4,665	59,964

Selling, general and administrative	(29,919)	(23,571)	—	(3,716)	(57,206)
Mineral exploration and project development	(29,437)	(2,553)	—	—	(31,990)
Impairment loss	(142,133)	—	—	—	(142,133)
Other income and expenses, net	(3,604)	(431)	—	(2,472)	(6,507)
Operating income	(177,243)	894	—	(1,523)	(177,872)

Depreciation and amortization	68,183	23,661	—	1,653	93,497
Exceptional items (i)	142,133	—	—	—	142,133
Adjusted EBITDA	33,073	24,555	—	130	57,758

Exceptional items (i)					(142,133)
Depreciation and amortization					(93,497)
Net financial results					(57,117)
Income before income tax					(234,989)

	Three-month period ended
	September 30, 2018
			Intersegment
	Mining	Smelting	sales	Adjustments	Consolidated
Net revenues	249,638	483,006	(139,736)	2,176	595,083
Cost of sales	(179,871)	(444,156)	139,736	(3,765)	(488,055)
Gross profit	69,767	38,850	—	(1,589)	107,028

Selling, general and administrative	(11,541)	(20,363)	—	(4,709)	(36,613)
Mineral exploration and project development	(30,420)	(2,725)	—	—	(33,145)
Other income and expenses, net	(6,258)	17,795	—	4,417	15,954
Operating income	21,548	33,557		(1,881)	53,224

Depreciation and amortization	43,540	23,395	—	(339)	66,596
Exceptional items (i)	—	—	—	—	(44)
Adjusted EBITDA	65,088	56,952	—	(2,176)	119,776

Exceptional items (i)					44
Depreciation and amortization					(66,596)
Net financial results					(44,336)
Income before income tax					8,888

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	Nine-month period ended
	September 30, 2019
			Intersegment
	Mining	Smelting	sales	Adjustments	Consolidated
Net revenues	766,567	1,405,974	(424,396)	(1,608)	1,746,537
Cost of sales	(605,961)	(1,268,547)	424,396	(19,413)	(1,469,525)
Gross profit	160,606	137,427	—	(21,021)	277,012
			—
Selling, general and administrative	(80,458)	(57,208)	—	(2,687)	(140,353)
Mineral exploration and project development	(74,295)	(6,079)	—	—	(80,374)
Impairment loss	(142,133)	—	—	—	(142,133)
Other income and expenses, net	(18,153)	(24,805)	—	22,838	(20,120)
Operating income	(154,433)	49,335	—	(870)	(105,968)

Depreciation and amortization	171,886	74,376	—	1,660	247,922
Exceptional items (i)	142,133	—	—	—	142,133
Adjusted EBITDA	159,586	123,711	—	790	284,087

Exceptional items (i)					(142,133)
Depreciation and amortization					(247,922)
Net financial results					(98,345)
Income before income tax					(204,313)

	Nine-month period ended
	September 30, 2018
			Intersegment
	Mining	Smelting	sales	Adjustments	Consolidated
Net revenues	878,203	1,560,527	(532,361)	1,419	1,907,788
Cost of sales	(528,451)	(1,442,565)	532,361	(8,676)	(1,447,331)
Gross profit	349,752	117,962	—	(7,257)	460,457

Selling, general and administrative	(37,668)	(64,774)	—	(21,331)	(123,773)
Mineral exploration and project development	(74,316)	(5,622)	—	—	(79,938)
Other income and expenses, net	(28,944)	14,203	—	27,138	12,397
Operating income	208,824	61,769	—	(1,450)	269,143

Depreciation and amortization	133,179	71,776	—	240	205,195
Exceptional items (i)	—	—	—	(392)	(392)
Adjusted EBITDA	342,003	133,545	—	(1,602)	473,946

Exceptional items (i)					392
Depreciation and amortization					(205,195)
Net financial results					(225,720)
Income before income tax					43,423

(i) Exceptional items are composed of impairment loss and miscellaneous adjustments and reconcile the segments’ Adjusted EBITDA to the consolidated Adjusted EBITDA.

3                              Basis of preparation of the consolidated financial statements

These condensed consolidated interim financial statements for the three and nine-month periods ended September 30, 2019 have been prepared in accordance with International Accounting Standard 34 Interim Financial Reporting (“IAS 34”) using the accounting principles consistent with International Financial Reporting Standards (“IFRS”) as issued by the International Accounting Standards Board (“IASB”).

The Company made a voluntary election to present the condensed consolidated interim statement of

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

cash flows for the three-month period ended September 30, 2019 and 2018.

The Company is also presenting a condensed consolidated interim statement of changes in shareholders’ equity for the three-month period ended September 30, 2019 and 2018 in accordance with SEC Act Release No. 33-10532, Disclosure update and simplification.

These condensed consolidated interim financial statements do not include all disclosures required by IFRS for annual audited consolidated financial statements and accordingly should be read in conjunction with the Company’s annual audited consolidated financial statements for the year ended December 31, 2018 prepared in accordance with IFRS as issued by the IASB.

These condensed consolidated interim financial statements have been prepared on the basis of, and using the accounting policies, methods of computation and presentation consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018, except for the adoption of new IFRS and interpretation disclosed in Note 4.

The preparation of the condensed consolidated interim financial statements in accordance with IAS 34 requires the use of certain critical accounting estimates and assumptions that affect the reported amounts of assets, liabilities, revenues and expenses for the period end. These critical accounting estimates represent estimates that are uncertain and changes in those estimates could materially impact the Company’s condensed consolidated interim financial statements. Actual future outcomes may differ from present estimates and the Company reviews its estimates and assumptions on an ongoing basis using the most current information available. Management also exercises judgment in the process of applying the Company’s accounting policies.

The critical judgments and estimates in the application of accounting principles during the nine-month period ended September 30, 2019 are the same as those disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

These condensed consolidated interim financial statements of the Company were approved by the Board of Directors on October 31, 2019.

4                              Changes in accounting policies and disclosures

New and amended IFRS standards that are effective beginning on January 1, 2019

(a)                      IFRS 16 — “Leases”

Main aspects introduced by the standard

IFRS 16 was issued in January 2016 and should be applied for periods beginning after January 1, 2019. It results in certain leases being recognized on the balance sheet by lessees, as the distinction between operating and finance leases is removed. Under the new standard, an asset (the right to use the leased item) and a financial liability to pay rentals are recognized.

Transition method

The Company has applied IFRS 16 from its mandatory adoption date of January 1, 2019, using the simplified transition approach and did not restate comparative amounts for the periods prior to the adoption. Right-of-use assets were measured on transition at the amount of the lease liability, adjusted by any prepaid or accrued lease expense.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

Practical expedients applied at the adoption

In applying IFRS 16 for the first time, the Company has used the following practical expedients permitted by the standard:

•                  The accounting for low value leases and leases with a remaining term of less than 12 months as at January 1, 2019;

•                  The exclusion of initial direct costs from the measurement of the right-of-use asset at the date of initial application; and

•                  The use of a single discount rate to a portfolio of leases with reasonably similar characteristics.

Accounting policy

The Company may lease assets in its normal course of business. Lease terms are negotiated on an individual asset basis and contractual provisions contain a wide range of different terms and conditions. The lease agreements do not impose any covenants, but leased assets may not be used as security for borrowing purposes.

Lease contracts are recognized as a liability with a corresponding right-of-use asset at the date at which the leased asset is available for use by the Company. The right-of-use asset is amortized over the shorter of the asset’s useful life and the lease term on a straight-line basis.

Liabilities arising from a lease contract are initially measured on a present value basis, using the incremental borrowing rate approach. The incremental borrowing rate is determined by the Company based on equivalent financial costs that would be charged by a counterparty for a transaction with the same currency and a similar amount, term and risk of the lease contract. The finance cost charged to the income statement produces a constant periodic rate of interest over the lease term. At September 30, 2019, interest rates were between 7.47% to 11.39% for Brazil and 3.98% to 5.49% for Peru.

Impacts of adoption

The Company recognized lease liabilities and right-of-use assets in the amount of USD 41,450 and USD 41,521, respectively. Prepayments made in 2018 in the amount of USD 71 were recognized in retained earnings at January 1, 2019. Net current assets were lowered in USD 18,612 due to the presentation of a portion of the liability as a current liability. The Company also reclassified the amount of USD 2,278 from Property, plant and equipment to Right-of-use assets and USD 3,088 from Loans and financing to Lease liabilities corresponding to contracts previously classified as financial leases under IAS 17.

As a result of the adoption, income before tax decreased by USD 789 and USD 2,571 for the three-month and nine-month period ended September 30, 2019, respectively. Adjusted EBITDA, which is used to measure segment results, increased by USD 3,807 and USD 12,519 for the three-month and nine-month period ended September 30, 2019, respectively, as the operating lease payments were previously included in Adjusted EBITDA as operating costs, but the amortization of the right-of-use assets and interest on the lease liabilities are now excluded from this measure.

(b)                      IFRIC 23 — Uncertainty over income tax treatments

Nature of change

The interpretation explains how to recognize, and measure current and deferred income tax assets and liabilities where there is uncertainty over a tax treatment.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

Transaction method

The Company has applied the standard from its mandatory adoption date of January 1, 2019.

Accounting policy

Income tax provisions for uncertainties over income tax treatments are recognized when (i) there is a probable assessment that an income tax treatment will not be accepted by a taxation authority; and (ii) the Company has a present legal or constructive obligation over income tax as a result of past events. The likelihood of losses and the estimated amount of uncertainties are periodically reviewed by the Company’s legal counsel.

Income tax provisions for uncertainties over income tax treatments are measured at the present value by reflecting the effect of the uncertainty in determining the related taxable profit (tax loss), tax bases, unused tax losses, unused tax credits or tax rates, through the most likely amount method.

Impacts of adoption

The interpretation affected primarily the accounting for the Company’s uncertain income taxes treatments with a probable likelihood that a taxation authority will not accept such treatments. The impact of the adoption of IFRIC 23 at January 1, 2019 is USD 4,023. The Company also reclassified the amount of USD 6,047 from Provisions to Deferred income taxes.

5                              Net revenue

	Three-month period ended		Nine-month period ended
	2019	2018	2019	2018
Gross revenues	615,374	649,918	1,913,485	2,097,536
Revenues from products	595,514	631,281	1,857,465	2,044,268
Revenues from services	19,860	18,637	56,020	53,268
Taxes on sales	(51,155)	(54,405)	(163,804)	(186,948)
Return of products sales	(797)	(430)	(3,144)	(2,800)
Net revenues	563,422	595,083	1,746,537	1,907,788

6                              Expenses by nature

		Selling, general	Mineral exploration	Three-month period ended
		and	and project	2019	2018
	Cost of sales	administrative	development	Total	Total
Raw materials and consumables used	271,449	1,531	—	272,980	297,860
Third-party services	100,665	29,726	20,555	150,946	126,960
Depreciation and amortization	91,251	2,241	5	93,498	66,596
Employee benefit expenses	38,477	20,712	5,610	64,799	55,660
Other expenses	1,616	2,996	5,820	10,432	10,738
	503,458	57,206	31,990	592,654	557,814

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

		Selling, general	Mineral exploration	Nine-month period ended
		and	and project	2019	2018
	Cost of sales	administrative	development	Total	Total
Raw materials and consumables used	799,612	5,385	—	804,997	859,333
Third-party services	296,999	57,900	54,789	409,688	344,397
Depreciation and amortization	241,936	5,967	19	247,922	205,195
Employee benefit expenses	116,122	52,916	13,191	182,229	186,975
Other expenses	14,856	18,185	12,375	45,416	55,143
	1,469,525	140,353	80,374	1,690,252	1,651,043

7                              Mineral exploration and project development

	Three-month period ended		Nine-month period ended
	2019	2018	2019	2018
Mineral exploration	(21,851)	(22,578)	(54,584)	(59,142)
Project development (FEL 1 and FEL 2)	(10,139)	(10,567)	(25,790)	(20,796)
	(31,990)	(33,145)	(80,374)	(79,938)

8                              Other income and expense, net

	Three-month period ended		Nine-month period ended
	2019	2018	2019	2018
Remeasurement of environmental obligations (i)	(517)	4,532	3,395	17,541
Commodities derivative financial instruments	(1,566)	15,957	75	23,474
Gain (loss) on sale of property, plant and equipment (i)	1,590	(182)	608	(8,909)
Gain on sale of investments	—	—	—	348
Projects and contribution to communities	(2,560)	(3,912)	(3,869)	(8,906)
Provision for tax, labor, civil and environmental claims	(4,498)	(978)	(8,753)	(4,861)
Mining obligations	(4,704)	(3,372)	(10,660)	(9,802)
Other operating income (expenses), net	5,748	3,909	(916)	3,512
	(6,507)	15,954	(20,120)	12,397

(i) On May 21, 2018, the Company entered into an agreement to sell assets and transfer certain liabilities of the Fortaleza de Minas facility. The transaction resulted in the recognition of a loss of USD 9,615 on the sale of property, plant and equipment and intangible assets and a gain of USD 13,009 related to the reversal of the related asset retirement obligation.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

9                              Net financial results

	Three-month period ended		Nine-month period ended
	September 30, 2019	September 30, 2018	September 30, 2019	September 30, 2018
Financial income
Gains on financial investments	5,745	6,730	16,913	18,869
Derivative financial instruments - Note 12 (b)	26	—	5,485	—
Other financial income	829	472	1,996	7,654
	6,600	7,202	24,394	26,523

Financial expense
Interest on loans and financing	(12,546)	(22,088)	(49,096)	(59,203)
Interest on contractual liabilities	(1,578)	(1,791)	(4,966)	(5,543)
Interest on other liabilities	(1,944)	(1,253)	(7,731)	(3,701)
Derivative financial instruments - Note 12 (b)	(4,708)	—	(5,580)	(939)
Interest on lease liabilities	(1,269)	—	(3,143)	—
Other financial expenses	(8,761)	(4,276)	(25,037)	(21,464)
	(30,806)	(29,408)	(95,553)	(90,850)

Foreign exchange effects	(32,911)	(22,130)	(27,186)	(161,393)
Net financial results	(57,117)	(44,336)	(98,345)	(225,720)

10                       Current and deferred income taxes

(a)                       Reconciliation of income tax benefit (expense)

	Three-month period ended		Nine-month period ended
	2019	2018	2019	2018
Income before income tax	(234,989)	8,888	(204,313)	43,423
Standard rate (i)	24.94%	26.01%	24.94%	26.01%
Income tax at standard rate	58,607	(2,312)	50,956	(11,294)

Difference in tax rate of subsidiaries outside Luxembourg	6,463	(1,930)	9,007	13,909
Special mining levy and special mining tax	(49)	(668)	(5,074)	(11,121)
Withholding tax on dividends paid by subsidiaries	—	—	(9,764)	—
Other permanent tax differences	(1,298)	2,937	2,921	(574)
Income tax	63,723	(1,973)	48,046	(9,080)

Current	(9,862)	(4,555)	(36,492)	(56,678)
Deferred	73,585	2,582	84,538	47,598
Income tax	63,723	(1,973)	48,046	(9,080)

(i) On April 25, 2019 the Luxembourg Parliament approved the 2019 Budget Law, including a reduction of the corporate income tax rate from 26.01% to 24.94%, effective for year 2019. As NEXA’s tax credits on net operating losses resulting from its standalone activities do not meet the recognition criteria, no deferred tax assets are recognized. As a result, the change has no impact to the condensed consolidated interim income statement.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)                      Analysis of deferred income tax assets and liabilities

	September 30, 2019	December 31, 2018
Tax credits on net operating losses	135,085	106,817
Uncertain income tax treatments	(10,974)	—
Tax credits on temporary differences
Foreign exchange losses	26,628	50,766
Environmental liabilities	24,564	28,808
Asset retirement obligation	22,914	19,879
Tax, civil and labor provisions	7,936	9,389
Other provisions	1,734	6,443
Provision for obsolete and slow-moving inventory	5,183	5,308
Provision for employee benefits	5,604	5,409
Other	19,588	12,094

Tax debits on temporary differences
Capitalized interest	(20,230)	(11,725)
Depreciation, amortization and asset impairment	(251,237)	(328,834)
Other	(1,974)	(1,798)
	(35,179)	(97,444)

Deferred income tax assets	251,246	201,154
Deferred income tax liabilities	(286,425)	(298,598)
	(35,179)	(97,444)

11                       Cash and cash equivalents

(a)                      Composition

	September 30, 2019	December 31, 2018
Bank accounts	380,200	320,069
Term deposits	406,530	712,869
	786,730	1,032,938

The decrease in cash and cash equivalents balance is mainly related to dividends payments in the amount of USD 104,876, dividends paid to non-controlling interests of NEXA PERU and Pollarix, and increase in acquisitions of property, plant and equipment.

(b)                       Changes in operating assets and liabilities

	Three-month period ended		Nine-month period ended
	2019	2018	2019	2018
Decrease (increase) in assets
Trade accounts receivable	12,285	56,672	16,835	28,143
Inventory	11,305	28,760	(41,450)	35,869
Other assets	36,153	(36,522)	(50,105)	(45,146)
Increase (decrease) in liabilities
Trade payables	7,782	(13,843)	(34,484)	(16,046)
Confirming payables	12,899	(26,568)	8,357	(21,967)
Contractual liabilities	(5,002)	(6,975)	(17,660)	(22,041)
Other liabilities	12,222	1,397	32,236	(12,115)
	87,644	2,921	(86,271)	(53,303)

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

12                       Derivative financial instruments

(a)                       Fair value by strategy

	September 30, 2019			December 31, 2018
Strategy	Per Unit	Notional	Fair value	Notional	Fair value
Mismatches of quotational periods
Zinc forward	ton	246,462	(4,826)	261,020	(557)
			(4,826)		(557)
Sales of zinc at a fixed price
Zinc forward	ton	15,763	(451)	10,566	(858)
			(451)		(858)
Inflation risk
Brazilian inflation vs. Brazilian interbank interest rate swap	BRL	226,880	811	—	—
			811		—
Foreign exchange risk
Foreign exchange collars (USD)	BRL	763,268	(2,725)	1,056,922	(1,602)
			(2,725)		(1,602)

			(7,191)		(3,017)
Current assets			8,039		7,385
Non-current assets			1,052		3,820
Current liabilities			(14,517)		(8,662)
Non-current liabilities			(1,765)		(5,560)

(b)                      Changes in fair value in the nine-month period ended September 30, 2019

Strategy	Inventory	Cost of sales	Net revenues	Other income and expenses, net	Net financial results	Other comprehensive income	Realized gain (loss)
Mismatches of quotational periods	(1,681)	(10,825)	5,018	(551)	—	1,644	(2,127)
Sales of zinc at a fixed price	—	—	—	626	—	—	219
Inflation risk	—	—	—	—	1,028		217
Foreign exchange risk	—	—	—	—	(1,123)
	(1,681)	(10,825)	5,018	75	(95)	1,644	(1,691)

13                       Inventory

(a)                       Composition

	September 30, 2019	December 31, 2018
Finished products (i)	110,811	106,245
Semi-finished products	73,928	52,534
Raw materials	67,037	64,582
Auxiliary materials and consumables	73,774	69,781
Inventory provisions (ii)	(32,529)	(23,437)
	293,021	269,705

(i) In the three-month period ended September 30, 2019, Cajamarquilla inventory levels were normalized, due to the expected delays in the implementation of Jarosite conversion process.

(ii) Comprises obsolete, slow-moving inventory and lower of cost or market value provisions.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)                      Changes to the provision in the nine-month period ended September 30

	2019	2018
	Total	Total
At December 31	(23,437)	(20,736)
Additions	(15,043)	(14,608)
Reversals	5,659	11,291
Foreign exchange effect	293	872
At September 30	(32,529)	(23,181)

14                       Other assets

	September 30, 2019	December 31, 2018
Recoverable taxes (i)	205,601	183,628
Advances to third parties (ii)	20,721	2,472
Dardanelos’ equity increase commitment (iii)	27,946	—
Prepaid expenses	11,702	8,556
Judicial deposits	7,306	9,230
Other assets	35,213	39,429
	308,489	243,315
Current assets	176,729	122,857
Non-current assets	131,761	121,198

(i) The increase in recoverable taxes is due to an increase in value added tax credits in the amount of USD 12,670, compensation of recoverable tax of USD 15,205 from NEXA CJM and prepayment of income taxes in the amount of USD 19,755.

(ii) The increase in advances to third parties is related to advances in the amount of USD 9,085 to service providers in Peru and advances in the amount of USD 7,302 to a third-party ore supplier in Brazil.

(iii) The increase is due to the unsubscribed portion of Dardanelos’ equity increase (Note 1(b)).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for nine-month period ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

15                       Property, plant and equipment

(a)                       Changes in the nine-month period ended September 30

	2019							2018
	Dam and buildings	Machinery, equipment, and facilities	Assets and projects under construction	Asset retirement obligation	Mining projects	Other	Total	Total
At December 31
Cost	1,002,885	2,357,254	349,069	175,506	243,629	51,142	4,179,485	4,170,586
Accumulated depreciation	(452,560)	(1,554,728)	—	(91,874)	(86,904)	(24,968)	(2,211,034)	(2,174,072)
Net balance at the beginning of the period	550,325	802,526	349,069	83,632	156,725	26,174	1,968,451	1,996,514

Additions (i)	—	348	263,599	—	—	11	263,958	162,702
Disposals	(569)	(1,269)	(222)	—	—	(2,697)	(4,757)	(10,145)
Depreciation	(40,940)	(100,818)	—	(4,568)	(1,749)	(1,102)	(149,177)	(140,507)
Impairment loss - Note 22	(15,225)	(27,458)	—	—	—	—	(42,683)	—
Foreign exchange effect	(19,931)	(24,854)	(21,236)	(4,123)	—	(1,201)	(71,345)	(166,877)
Transfers	30,767	85,772	(134,386)	—	11,700	2,138	(4,009)	(3,488)
Reclassification — Note 4(a)	—	(2,278)	—	—	—	—	(2,278)	—
Remeasurement of asset retirement obligation	—	—	—	(7,215)	—	—	(7,215)	5,345
At September 30	504,427	731,969	456,824	67,726	166,676	23,323	1,950,945	1,843,544

Cost	1,000,377	2,388,635	456,824	163,014	255,329	46,000	4,310,179	3,996,620
Accumulated depreciation and impairment	(495,950)	(1,656,666)	—	(95,288)	(88,653)	(22,677)	(2,359,234)	(2,153,076)
At September 30	504,427	731,969	456,824	67,726	166,676	23,323	1,950,945	1,843,544

Average annual depreciation rates %	4	7	—	5	8	—

(i) Additions include capitalized borrowing costs in the amount of USD 6,306 for the nine-month period ended September 30, 2019 (September 30, 2018 — USD 6,896 ).

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

16                       Intangible assets

(a)                      Changes in the nine-month period ended September 30

	2019				2018
	Goodwill	Rights to use natural resources	Other	Total	Total
At December 31
Cost	674,800	1,669,645	56,853	2,401,298	2,408,302
Accumulated amortization	—	(620,600)	(38,237)	(658,837)	(585,583)
Net balance at the beginning of the period	674,800	1,049,045	18,616	1,742,461	1,822,719
Disposals	—	—	(378)	(378)	—
Amortization	—	(84,740)	(1,760)	(86,500)	(64,688)
Impairment loss - Note 22	—	(99,450)	—	(99,450)	—
Transfers	—	—	4,009	4,009	3,456
Foreign exchange effect	(280)	(959)	(1,160)	(2,399)	(5,549)
At September 30	674,520	863,896	19,327	1,557,743	1,755,938

Cost	674,520	1,668,407	56,898	2,399,825	2,398,558
Accumulated amortization and impairment	—	(804,511)	(37,571)	(842,082)	(642,620)
At September 30	674,520	863,896	19,327	1,557,743	1,755,938

Average annual amortization rates %	—	6	—

17                       Right-of-use assets and lease liabilities

(a)                       Right-of-use assets - Changes in the nine-month period ended September 30

	2019
	Buildings	Machinery, equipment, and facilities	IT equipment	Vehicles	Total
At January 1	4,312	8,536	5,846	22,827	41,521
New contracts	2,525	181	—	811	3,517
Amortization	(1,166)	(2,053)	(3,048)	(5,978)	(12,245)
Reclassification — Note 4 (a)	—	2,278	—	—	2,278
Foreign exchange effect	(344)	(872)	—	(1,587)	(2,803)
At September 30	5,327	8,070	2,798	16,073	32,268

Average annual amortization rates %	24	35	63	39

(b)                       Lease liabilities - Changes in the nine-month period ended September 30

2019
At January 1	41,450
New contracts	3,517
Payments of lease liabilities	(11,849)
Interest paid	(687)
Interest accrued	3,143
Reclassification — Note 4 (a)	3,088
Foreign exchange effect	(1,583)
September 30	37,079
Current liabilities	17,119
Non-current liabilities	19,960

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(c)                        Maturity profile

	September 30, 2019
	2019	2020	2021	2022	2023	As from 2024	Total
U.S. Dollar	4,444	5,030	2,165	1,383	424	34	13,480
Real	2,857	8,628	6,422	5,033	608	51	23,599
	7,301	13,658	8,587	6,416	1,032	85	37,079

18                       Loans and financings

(a)                       Composition

	September 30, 2019				December 31, 2018
Type	Average interest rate	Current	Non-current	Total	Total
Eurobonds - USD	Fixed 5.13%	14,133	1,034,757	1,048,890	1,042,571
Debt with banks	LIBOR + 1.27%	1,872	197,949	199,821	197,292
BNDES	TJLP + 2.82% SELIC + 3.10% TLP - IPCA + 5.22%	7,168	85,919	93,087	89,925
Debentures	107.50% CDI	6,469	12,884	19,353	28,188
Other		9,786	48,671	58,457	66,891
		39,428	1,380,180	1,419,608	1,424,867

Current portion of long-term loans and financing (principal)		20,653
Interest on loans and financing		18,775
		39,428

(b)                       Maturity profile

	September 30, 2019
	2019	2020	2021	2022	2023	As from 2024	Total
Eurobonds - USD	14,961	—	—	—	341,828	692,101	1,048,890
Debt with banks	2,488	—	79,195	79,254	38,884	—	199,821
BNDES	1,955	6,951	8,654	13,762	13,761	48,004	93,087
Debentures	—	6,474	6,442	6,437	—	—	19,353
Other	4,763	9,293	9,246	8,024	7,792	19,339	58,457
	24,167	22,718	103,537	107,477	402,265	759,444	1,419,608

(c)                        Changes in the nine-month period

	2019	2018
At December 31	1,424,867	1,447,299
New loans and financing	13,369	275,452
Payments of loans and financing	(15,019)	(287,843)
Foreign exchange effect	(8,894)	(18,227)
Gain on debt modification	—	(3,428)
Reclassification — Note 4(a)	(3,088)	—
Interest accrual	55,402	53,674
Interest paid	(47,029)	(47,123)
September 30	1,419,608	1,419,804

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(d)                       Analysis by currency

	September 30, 2019			December 31, 2018
	Current	Non-current	Total	Total
U.S. Dollar	24,214	1,279,138	1,303,352	1,301,395
Real	15,214	101,042	116,256	123,472
	39,428	1,380,180	1,419,608	1,424,867

(e)                        Analysis by index

	September 30, 2019			December 31, 2018
	Current	Non-current	Total	Total
Fixed rate	14,442	1,035,315	1,049,757	1,047,245
LIBOR	10,081	244,381	254,462	255,333
TLP	5,834	47,003	52,837	58,487
BNDES SELIC	828	24,198	25,026	19,447
CDI	6,469	12,884	19,353	28,188
TJLP	1,774	16,399	18,173	16,167
	39,428	1,380,180	1,419,608	1,424,867

(f)                         Guarantees and covenants

No changes to the contractual guarantees or to the financial covenants occurred in the nine-month period ended September 30, 2019. At September 30, 2019, the Company was in compliance with all applicable covenants.

19                         Asset retirement and environmental obligations

(a)                       Changes in the nine-month period ended

	2019			2018
	Asset retirement obligation	Environmental Obligations	Total	Total
At December 31	185,553	84,730	270,283	283,280
Payments	(1,398)	(7,660)	(9,058)	(4,001)
Foreign exchange effect	(4,494)	(5,374)	(9,868)	(32,115)
Interest accrual	7,160	3,947	11,107	11,451
Remeasurement	(6,346)	(3,395)	(9,741)	698
Reversals	—	—	—	(13,009)
At September 30	180,475	72,248	252,723	246,304
Current liabilities	—	19,114	19,114	18,094
Non-current liabilities	180,475	53,134	233,609	228,210

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

20                       Provisions

(a)                       Changes in the nine-month period ended

	2019					2018
	Tax	Labor	Civil	Environmental	Total	Total
At December 31	12,068	12,188	1,371	5,014	30,641	57,882
Additions	4,172	3,563	277	1,221	9,233	17,483
Reversals	(2,583)	(2,596)	(269)	(1,782)	(7,230)	(14,737)
Interest accrual	1,113	1,154	73	82	2,422	1,804
Payments	(500)	(1,899)	(240)	(270)	(2,909)	(23,637)
Foreign exchange effect	(178)	(699)	(86)	(124)	(1,087)	(4,881)
Adoption of IFRIC 23 — Note 4 (b)	(6,047)	—	—	—	(6,047)	—
Other	115	1,265	(89)	—	1,291
At September 30	8,160	12,976	1,037	4,141	26,314	33,914

(b)                       Breakdown of tax, civil, labor and environmental provisions

The provisions and the corresponding judicial deposits are as follow:

	September 30, 2019				December 31, 2018
	Judicial deposits	Provisions	Carrying amount	Outstanding judicial deposits	Carrying amount	Outstanding judicial deposits
Tax	(1,795)	9,956	8,160	2,040	12,068	2,245
Labor	(2,747)	15,723	12,976	4,735	12,188	6,555
Civil	(778)	1,815	1,037	27	1,371	17
Environmental	—	4,141	4,141	504	5,014	413
	(5,320)	31,635	26,314	7,306	30,641	9,230

(c)                        Summary of contingent liabilities

The Company is part of other litigation involving a risk of possible loss, for which no provision is recognized, as detailed below:

	September 30, 2019	December 31, 2018
Tax	131,178	137,110
Labor	38,814	39,079
Civil	20,587	20,130
Environmental	112,632	119,747
	303,211	316,066

21                       Financial instrument

(a)                       Breakdown by category

The Company classifies its financial assets and liabilities under the following categories: amortized cost, fair value through other comprehensive income and fair value through profit or loss. The classification by category and the corresponding accounting policies of each financial instruments in these condensed consolidated interim financial statements are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	September 30,2019
Assets per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	—	786,730	—	786,730
Financial investments	—	70,844	—	70,844
Derivative financial instruments	—	4,925	4,166	9,091
Trade accounts receivable	97,107	57,568	—	154,675
Related parties (i)	744	—	—	744
	97,851	920,067	4,166	1,022,084

	September 30,2019
Liabilities per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	1,419,608	—	—	1,419,608
Lease liabilities	37,079	—	—	37,079
Derivative financial instruments	—	6,298	9,984	16,282
Trade payables	346,224	—	—	346,224
Confirming payables	78,849	—	—	78,849
Use of public assets (ii)	21,771	—	—	21,771
Related parties (ii)	599	—	—	599
	1,904,130	6,298	9,984	1,920,412

	December 31,2018
Assets per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Cash and cash equivalents	—	1,032,938	—	1,032,938
Financial investments	—	92,233	—	92,233
Derivative financial instruments	—	6,885	4,320	11,205
Trade accounts receivable	22,146	151,058	—	173,204
Related parties (i)	740	—	—	740
	22,886	1,283,114	4,320	1,310,320

	December 31,2018
Liabilities per balance sheet	Amortized cost	Fair value through profit or loss	Fair value through other comprehensive income	Total
Loans and financing	1,424,867	—	—	1,424,867
Derivative financial instruments	—	10,155	4,068	14,223
Trade payables	387,225	—	—	387,225
Confirming payables	70,411	—	—	70,411
Use of public assets (ii)	22,126	—	—	22,126
Related parties (ii)	1,580	—	—	1,580
	1,906,209	10,155	4,068	1,920,432

(i)  Classified as Other assets in the condensed consolidated interim balance sheet.

(ii) Classified as Other liabilities in the condensed consolidated interim balance sheet.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

(b)                       Fair value by hierarchy

	September 30, 2019
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	786,730	—	786,730
Financial investments	60,020	10,824	70,844
Derivative financial instruments	—	9,091	9,091
Trade accounts receivable	—	57,568	57,568
	846,750	77,483	924,233
Liabilities
Derivative financial instruments	—	16,282	16,282
Loans and financing (i)	1,194,245	286,685	1,480,930
	1,194,245	302,967	1,497,212

	December 31, 2018
	Level 1	Level 2	Total
Assets
Cash and cash equivalents	1,032,938	—	1,032,938
Financial investments	39,167	53,066	92,233
Derivative financial instruments	—	11,205	11,205
Trade accounts receivables	—	151,058	151,058
	1,072,105	215,329	1,287,434
Liabilities
Derivative financial instruments	—	14,223	14,223
Loans and financing (i)	1,014,974	390,848	1,405,822
	1,014,974	405,071	1,420,045

(i) Loans and financing are measured at amortized cost. Therefore, the amounts presented in this note do not match with the condensed consolidated interim balance sheet.

The carrying amount of other financial instruments measured at amortized cost do not differ significantly from their fair value.

(c)                        Fair value measurement and disclosures

The valuation techniques used in the fair value measurement and disclosure processes, including the critical accounting estimates used and judgements made by the Company, are consistent with those applied and disclosed in the Company’s annual audited consolidated financial statements for the year ended December 31, 2018.

There were no reclassifications between fair value levels in the nine-month period ended September 30, 2019. None of the financial instruments were classified as Level 3 as of September 30, 2019.

22                       Impairment loss

The Company performs an assessment of impairment indicators at each reporting date in accordance with notes 13 and 14 of the annual audited consolidated financial statements. For the three-month period ended September 30, 2019, the Company’s assessment identified the following impairment indicators:

•              The spot average zinc LME prices declined 15.1% in comparison with the three-month period ended June 30, 2019;

•              A reduction in the life of mine of some of our operations due to a decrease in mineral reserves and resources estimates;

•              The carrying amount of the net assets of the Company is persistently above the Company’s market value.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

The Company’s management concluded that the combination of these indicators could indicate a material impact in the recoverable amount of our cash-generating units (“CGUs”). Therefore, an estimation of the recoverable amount of all the Company´s CGUs was performed as at September 30, 2019.

Below is a breakdown of the CGU’s carrying amount tested for impairment as at September 30, 2019:

	Goodwill	Fair value of identifiable assets (iii)	Other net assets carrying amount	Total carrying amount
Cerro Lindo	—	386,255	209,636	595,891
Cerro Pasco	—	318,218	204,045	522,263
Mining Peru (i)	578,280	704,473	413,681	1,696,434

Cajamarquilla	92,494	—	719,698	812,192

Três Marias system (ii)	—	—	628,874	628,874
Juiz de Fora	—	—	195,335	195,335
	670,774	704,473	1,957,588	3,332,835

(i) Represents the lowest level within the Company at which the goodwill generated in the acquisition of NEXA PERU is monitored.

(ii) Currently Três Marias smelter is integrated with the operations of Vazante and Morro Agudo and, therefore, are considered as a single CGU.

(iii) Corresponds to the fair value of the identifiable intangible assets in the acquisition of NEXA PERU, which are recognized at the consolidated level.

(a)                       Key assumptions used in impairment test

The recoverable amount of each CGUs was determined based on value-in-use method, which was higher than the fair value less costs to sell. This approach is consistent with the annual impairment testing disclosed in note 14 of the annual audited consolidated financial statements as at December 31, 2018.

The Company identified long-term metal prices, pre-tax discount rate and life of mine (“LOM”) as key assumptions for the recoverable amount determination, due to the material impact that such assumptions may cause on the discounted cash flow determination. These assumptions are summarized below:

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

	September 30, 2019	September 30, 2018
Long-term zinc (USD/t)	2,571	2,517
Long-term copper (USD/t)	6,542	6,478
Pre-tax discount rate (Brazil)	11.34%	11.98%
Pre-tax discount rate (Peru)	10.03%	10.34%
Brownfield projects - LOM (years)	from 8 to 13	from 9 to 21
Greenfield projects - LOM (years)	from 12 to 24	from 12 to 24

(b)                       Impairment test analysis

Following the determination of the recoverable amount of the CGUs, the Company compared the carrying amount of each CGU with its respective recoverable amount. At this step, the Company identified an impairment loss at the CGU Cerro Pasco (note 22(c)).

The second step was to test whether the goodwill allocated to a CGU or a group of CGUs is recoverable. In performing this analysis, the recoverable amount of Cerro Lindo and Cerro Pasco are aggregated in a group of CGUs called Mining Peru, which represents the lowest level within the Company at which goodwill of the acquisition of NEXA PERU is monitored. This aggregated recoverable amount is compared with the aggregated carrying amount of the CGUs. No impairment loss was verified at this level.

(c)                        Impairment loss — Cerro Pasco

The reduction in the mineral reserves and resources estimates that led to a shortening of the life of mine of Cerro Pasco CGU from 21 to 13 years was determinant for the recognition of an impairment loss of USD 142,133.

As the impairment loss was identified at the CGU level and was not directly related to a single asset, the loss was allocated in a pro rata basis to the following assets:

	Carrying amount prior to impairment loss	Impairment loss	Carrying amount after impairment loss
Property, plant and equipment	192,719	(42,683)	150,036
Intangible assets	333,427	(99,450)	233,977
Other net assets	(3,883)	—	(3,883)
	522,263	(142,133)	380,130
Fair value of identifiable assets	318,218	(97,308)	106,737
Other net assets carrying amount	204,045	(44,825)	273,393
	522,263	(142,133)	380,130

The Company performed a stress test on the key assumptions used for the calculation of the value-in-use of the CGU Cerro Pasco. A decrease of 5% in the long-term LME zinc price to USD 2,442 per ton compared to management´s estimation at September 30, 2019 would have had resulted in the recognition of an additional impairment loss of USD 73,577. Also, an increase of 5% in the pre-tax discount rate to 10.53% ton compared to management´s estimation at September 30, 2019 would have had resulted in an additional impairment loss of USD 11,428.

(d)                       Impairment results — Other CGUs

The impairment indicators listed above led to a decrease in the recoverable amount of all our CGUs. However, the effects were less prominent than in the CGU Cerro Pasco and no impairment loss were identified in other CGUs.

Nexa Resources S.A.

Notes to the condensed consolidated interim financial statements

At and for three and nine-month periods ended September 30, 2019

All amounts in thousands of US dollars, unless otherwise stated

The Company also assessed that, for some of the CGUs that were not subjected to an impairment   loss, a reasonably possible change in some of the key assumptions used for cash flow determination of the CGUs, would cause the carrying amount to exceed its recoverable amount.  As a result, the Company estimated the amount by which the value assigned to each of these key assumptions must change in order for the CGU recoverable amount to be equal to its carrying amount:

	Excess over carrying	Decrease in long term zinc (USD/t)		Increase in pre-tax discount rate
Cash generating unit	amount	Change	Price	Change	Rate
Cerro Lindo	1,103,384	(44%)	1,432	104%	20.42%
Cajamarquilla	264,773	(6%)	2,412	27%	12.74%
Três Marias system	517,748	(15%)	2,180	72%	19.51%
Juiz de Fora	270,841	(26%)	1,895	76%	19.99%

23                       Events after the reporting period

(a)                       Revolving credit facility

On October 25, 2019, the Company entered into a revolving credit facility with a syndicate of lenders, which allows the Company to borrow up to USD 300,000. The revolving credit facility is to be used for general corporate purposes and provides the Company with increased liquidity and additional flexibility. The revolving credit facility has a term of five years and the amounts drawn are subject to an interest rate of 1.0% + LIBOR 3M. The transaction costs will be capitalized and amortized over the contractual term.

(b)                       Export credit note

On October 23, 2019, in order to expand short-term liquidity in Brazil, the Company entered into an Export Credit Note agreement in the principal amount of USD 90,000 and cost of Libor 3M + 1.5% p.a., with maturity of 5 years. Simultaneously, the Company contracted a swap to exchange the interest index to CDI rate + 1.30% p.a., as well as the currency of debt service repayments from USD to BRL. The Company will account for the Export Credit Note under the fair value option to eliminate the accounting mismatch that would arise if amortized cost were used.

(c)                        Vazante equipment failure

During a regular inspection activity on October 25, 2019, a crack was identified in one of the components of the concentration plant of Vazante. Equipment repair should last approximately 30 days and during this period the mine should operate at 30% of its nominal production capacity. As a result, the Company expects a decrease in 2019 production of 8 to 10 thousand tons of zinc in concentrate. No work accidents nor environmental impacts from this failure were reported. The Company could not estimate the cost of the repairs needed as of the approval date of the condensed consolidated interim financial statements.

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